Exhibit 99.1
FLEX – 2024 AGM Results Notification
FLEX LNG LTD. (the “Company”) advises that the 2024 Annual General Meeting of the Shareholders of the Company was held on April 29, 2024 at 12:00 hrs, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda The audited consolidated financial statements for the Company for the year ended December 31, 2023 were presented to the Meeting.
In addition, the following resolutions were passed:
1.	To set the maximum number of Directors to be not more than eight.
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.
3.	To re-elect Ola Lorentzon as a Director of the Company.
4.	To re-elect Nikolai Grigoriev as a Director of the Company.
5.	To re-elect Steen Jakobsen as a Director of the Company.
6.	To re-elect Susan Sakmar as a Director of the Company.
7.	To re-appoint Ernst & Young AS of Oslo, Norway, as auditor and to authorize the Directors to determine their remuneration.
8.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2024.
9.	Reduction of share premium account.
10.	Capital adjustment.

April 29, 2024
The Board of Directors
FLEX LNG LTD.
Hamilton, Bermuda